SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

--------------------

Application has been made to the Financial Conduct Authority and the London Stock Exchange for a total of 1,100,000 ordinary shares of 5 pence each ("Shares") to be admitted to the Official List.

These Shares are being reserved under a block listing and will be issued as a result of exercising of future share options pursuant to the following share schemes:

Schemes	Shares
Prudential Savings-Related Share Option Scheme	950,000
Prudential International Savings-Related Share Option Scheme for Non-Employees	150,000

The admission date for these Shares is expected to be Monday 20 November 2017. When issued, these Shares will rank pari passu with the existing ordinary shares.

Name of contact and telephone number for queries
Angela Zeng, Company Secretarial Assistant, +44 (0)20 7548 3943

Name of duly authorised officer of issuer responsible for making notification
Chris Smith, Deputy Group Secretary, +44 (0)20 7548 2115

Date of notification
14 November 2017

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 November 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary